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July 29, 2009

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No. 12 on Form N-4
    RiverSource Variable Annuity Account ("Registrant")
    File Nos. 333-139759 and 811-7195
    RiverSource FlexChoice Select Variable Annuity

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about July 20, 2009 and July 28, 2009 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about June 5, 2009. Comments and responses for the Template Filing are outlined below.

COMMENT 1. The new disclosure under "The Contract in Brief" states that the company currently offers one optional living benefit, a guaranteed lifetime withdrawal benefit. According to the prospectus, a guaranteed contract value on a future date (Accumulation Protection Benefit Rider) is also currently offered. Please reconcile the apparent inconsistency.

RESPONSE: On or about 5/21/2009, Registrant filed a supplement under Rule 497, accession number 0000950137-09-004037. According to this supplement, effective June 1, 2009, the Accumulation Protection Benefit Rider is not available for sale for contracts purchased on or after June 1, 2009. The new disclosure under "The Contract in Brief" accurately describes the fact that the company currently offers just one optional living benefit.

COMMENT 2. Please add disclosure highlighting the impact of withdrawals when an optional rider is elected under "some of the factors you may wish to consider" (p. 5) and "withdrawals" (p. 6)

RESPONSE: Complied. The following revisions have been made to the "The Contract in Brief"" section in the prospectus:

- How and when you plan to take money from the contract: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payouts. In addition, certain withdrawals may be subject to a federal income tax penalty. If you have elected the SecureSource 20 rider, any withdrawals during the 3-year waiting period, could negatively impact the value of your lifetime income guarantee and may erode the value of the 20% credit available under the rider. Also, if you withdraw more than the allowed withdrawal amount in a contract year under the SecureSource 20 rider ("excess withdrawal"), the guaranteed amounts under the rider may be reduced. (See "Withdrawals").

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WITHDRAWALS: You may surrender all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and income taxes (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. If you have elected the SecureSource 20 rider, please consider carefully when you take withdrawals. If you take any withdrawals during the 3-year waiting period, your benefits will be set to zero until the end of the waiting period when they will be reset based on your contract value at that time and you will no longer be eligible to receive the 20% credit. Certain other restrictions may apply. (See "Withdrawals").

The following revision has been made to the "Withdrawals" section in the prospectus:

If you have elected the SecureSource 20 rider, please consider carefully when you take withdrawals. If you take any withdrawals during the 3-year waiting period, your benefits will be set to zero until the end of the waiting period when they will be reset based on your contract value and you will not receive 20% credit offered under this rider. Also, if you withdraw more than the allowed withdrawal amount in a contract year under the SecureSource 20 rider ("excess withdrawal"), the guaranteed amounts under the rider may be reduced.

COMMENT 3. The supplement includes new charges for the new Secure Source 20 rider to be added to the expense summary. Please reflect these new charges in the examples if they will impact the maximum expenses.

RESPONSE: New charges for the SecureSource 20 rider do not impact maximum examples we currently show in the prospectus. These examples assume the most expensive combination of contract features and benefits. The maximum charge for the new SecureSource 20 rider is the same as the maximum charge for the previously offered rider ( 2.50% ) and examples are based on this charge.

COMMENT 4. Also, please reconsider the use of the word "separate" to make the point that the charge may vary by portfolio in the future. As the disclosure currently reads, one may conclude that a "separate" charge may be in addition to the maximum charges disclosed.

RESPONSE: Complied. The following revision has been made (change underlined):

     Currently the SecureSource 20 rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to vary the rider charge for each model portfolio.

COMMENT 5. With respect to the new section added regarding the SecureSource 20 Riders, please consider an introductory synopsis explaining (i) the purpose of the rider; (ii) who should consider electing the rider; (iii) any conditions associated with the rider; and (iv) termination risks.

RESPONSE: Complied. The following paragraph has been added as the first paragraph under the heading "SecureSource 20 Riders":

          SECURESOURCE 20 RIDERS

This is an optional benefit that you can add to your contract for an additional charge. The benefit is intended to provide to you, after the waiting period, a specified withdrawal amount annually for life, even if your contract value is zero, subject to the terms and provisions described in this section. This benefit offers a 20% credit feature to help in low or poor performing markets and a step up feature to lock in contract anniversary gains. The 20% credit is used one time only to help determine your lifetime income payment if the credit outpaces annual step ups. The SecureSource 20 rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time. This benefit is intended for assets you plan to hold and let accumulate for at least three years. If you take any withdrawals during the 3-year waiting period, your benefits will be set to zero until the end of the waiting period when they will be reset based on your contract value at that time and you will not receive the 20% credit offered under this rider.

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COMMENT 6. Please consider disclosing whether the company will notify contract owners whether a withdrawal request will result in an excess withdrawal (or adversely impact the benefits of the rider).

RESPONSE: We believe that the disclosure in the prospectus and in our marketing materials and in related disclosure documents clearly and appropriately places the responsibility for decisions concerning excess withdrawals on the contract owner and describes the impact. Future systems designs may result in notification processes that may aid the contract owner, but current systems restrictions do not permit us to commit to these types of notifications at this time.

COMMENT 7. Consider using a format that will make the disclosure more reader friendly (e.g., such as additional subheading or a question and answer format).

RESPONSE: Complied. We have added the following subheadings to the rider disclosure: "Key Terms", "Description of the SecureSource 20 Rider", "Important SecureSource 20 Considerations", "Basic Benefit Description", "Lifetime Benefit Description", and "Other Provisions". The revised version of the supplement is attached.

COMMENT 8. Also, consider using full terms rather than acronyms. The disclosure becomes confusing with all the acronyms (e.g., GBA, RBA, ALP, GBP, RBP, RALP, etc.). Or at least consider adding the terms to the glossary.

RESPONSE: Complied. We have added glossary section entitled "Key Terms" with short explanation about key terms used with this rider.

In addition to the comments listed above, Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that a separate 485(b) (1) (vii) request will be submitted for other products which will be adding the same feature. If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant Counsel and Assistant
Secretary